UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 26, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 25, 2015 announcing the relocation of Turkcell headquarters.

Istanbul, August 25, 2015

Announcement Regarding the Relocation of Turkcell Headquarters

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

During the meeting held on August 25, 2015, Turkcell Board of Directors decided to change our Company’s headquarters address of “Turkcell Plaza, Meşrutiyet Cad. No:71, Tepebaşı 34430” within Istanbul’s provincial border as “Aydınevler Mahallesi, İnönü Caddesi, No:20, Küçükyalı Ofispark, Maltepe İlçesi, 34854” due to the company relocation. Following the registration of the new headquarters address, the necessary update will be made on the Public Disclosure Platform under the General Information section of our Company.

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 26, 2015	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 26, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director